                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
W. THOMAS CONNER                                     Washington, D.C. 20005-3373
Direct Phone:  +1 202 414 9208                                   +1 202 414 9200
Email:  tconner@reedsmith.com                                Fax +1 202 414 9299
                                                                   reedsmith.com

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION

December 11, 2012

Mr. Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE: POST-EFFECTIVE AMENDMENTS ON FORM N-4 FOR METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NO. 333-176666) AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-176692)

Dear Mr. Oh:

     On behalf of MetLife Investors USA Insurance Company ("MetLife Investors") and First MetLife Investors Insurance Company ("First MetLife Investors," and together with MetLife Investors, the "Companies," "we," or "us") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on November 20, 2012, in connection with post-effective amendments (the "Amendments") to the above-referenced registration statements. The Amendments were filed on October 11, 2012 pursuant to paragraph (a) (1) of Rule 485 under the Securities Act of 1933. As you know, the Amendments were filed primarily to incorporate a revised disclosure format for the Guaranteed Minimum Income Benefit ("GMIB") and Enhanced Death Benefit ("EDB") riders to the variable annuity contracts that are the subject of the Amendments (the "Contracts").

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. We understand that the comments provided by the Staff relate primarily to the Amendment corresponding to the "national" version of the Contract that will be issued through MetLife Investors USA Separate Account A (referred to herein as the "National Version" of the Contract), but may also apply in certain cases to the Amendment corresponding to the New York version of the Contract that will be issued through First MetLife Investors Variable Annuity Account One (referred to herein as the "New York Version" of the Contract).

 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . MUNICH .
ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI
                       . CENTURY CITY . RICHMOND . GREECE


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Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 2

     Page references are to the marked versions of the prospectuses provided to the Staff. To the extent that the Companies' responses herein refer to proposed revisions to disclosure in the Amendments, changed pages reflecting such revision are being filed herewith; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in amendments filed pursuant to paragraph (b) of Rule 485. We note in this regard that, as previously discussed with the Staff, the Registrants filed BXTs last Friday, December 7, 2012, which extended the effective date of the initial 485(a) filings to December 19, 2012. Registrants will file final 485(b) filings concurrently on December 19, 2012. We believe that should give the Staff sufficient time to review the responses contained herein and corresponding revisions to the prospectus (as noted, changed pages are attached hereto) and complete the filing process in advance of the upcoming holidays.

1.   GENERAL COMMENT

     (a)  National Version. The Facing Sheet indicates that the registration
          ----------------
          statement incorporates by reference the supplement dated April 30, 2012 to the prospectus dated April 30, 2012 included in Post-Effective Amendment No. 3 to the registration statement for the Contract on Form N-4 filed on April 11, 2012. The Staff believes that the content of such supplement should be incorporated into the National Prospectus.

     RESPONSE: This supplement is applicable only to Contracts sold through one particular selling firm. Accordingly, the content of the supplement cannot be incorporated into the prospectus. However, the supplement will be updated as necessary and refiled with the amendment that will be filed as noted above under Rule 485(b) before effectiveness.

     (b)  New York Version. The Facing Sheet indicates that the registration
          ----------------
          statement incorporates by reference the prospectus and the Statement of Additional Information dated April 30, 2012 included in Post-Effective Amendment No. 3 to the registration statement on Form N-4 filed on April 18, 2012. The Staff notes, however, the Post-Effective Amendment No. 3 also included a supplement similar to the one described in the preceding paragraph, and accordingly, the content of such supplement should be incorporated into the New York Prospectus.

     RESPONSE: Please see Response 1(a) above.

2.   PROSPECTUS COVER PAGE

     (a)  National and New York Versions. Please confirm that the date to be
          -----------------------------
          filled in will be on or about the date of effectiveness.

     RESPONSE: Registrants confirm that the date to be filled in will be on or about the date of effectiveness.

     (b)  National and New York Version. With respect to the portfolios marked
          -----------------------------
          with an asterisk, provide a more precise cross-reference to the subsections within the "Purchase --

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Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 3

          Investment Allocation Restrictions for Certain Portfolios" section of the prospectus where the limited availability of these portfolios is noted. In addition, insert footnotes in these subsections to note such limited availability.

     RESPONSE: The footnotes have been revised as follows:

          . The footnotes on the Cover Page to the two referenced portfolios (as well as the footnotes in the "Investment Options" section of the prospectus where these two portfolios are listed, and in appendix B) have been revised to refer readers to the subsection captioned "Purchase-Investment Allocation Restrictions for Certain Riders -- Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II."

          . Registrants do not believe it is necessary to add a footnote to the "Purchase -- Investment Allocation Restrictions for Certain Riders -- Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II" subsection of the prospectus to indicate that the two portfolios are available only upon election of the specified riders (and in fact believe that such addition may be confusing), because the entire subsection deals only with situations where the contract owner has elected one of the specified riders.

3.   FEE TABLE

          National and New York Versions. Please include in the section of the
          ------------------------------
     Fee Table for the GMIB/EDB riders, in the new GMIB Rate Table, and in the EDB Rate Table, specific starting and ending dates for when each different version of a rider was offered.

     RESPONSE: Specific starting and ending dates have been added in corresponding columns in the new GMIB Rate Table and EDB Rate Table. With respect to the Fee Table, Registrants concluded after thorough analysis, that adding this additional level of detail to Fee Table footnotes would, because of the nature, quantity and manner of presentation, obscure and impede understanding of the required disclosure provided by the Fee Table. Registrants will instead revise such footnotes to include a cross-reference to the GMIB and EDB Rate Tables with the new starting and ending date columns.

4.   PURCHASE

     (a)  National Version. In the "Purchase" section beginning on page 19,
          ----------------
          please expand on why a Contract may not be available during certain periods, including an explanation of the circumstances giving rise to such unavailability and the impact on purchasers.

     RESPONSE: The following paragraph will replace the current introductory paragraph:

               The contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a

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Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 4

               number of reasons why the contract periodically may not be available including that the insurance company wants to limit the volume of sales of the contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a contract, and a delay in such process could result in your not being able to purchase a contract. In addition, certain optional riders described in this prospectus may not be available through your selling firm, which you may also want to discuss with your registered representative. Your selling firm may offer the contract with a lower maximum issue age for the contract and certain riders than other selling firms.

     (b) National and New York Versions. In the first paragraph of "Purchase -
         ------------------------------
     Purchase Payments," in the third sentence, replace the parenthetical with a more precise cross-reference.

     RESPONSE: In the National Version prospectus, the referenced language will be revised as follows: "Unless a restriction is in place as described below, you may make additional Purchase Payments." Then, the following bullet has been added to the following list of restrictions:

     . Certain riders have current and potential restrictions on subsequent Purchase Payments. For more information, see these subsections below:
          "Investment Allocation Restrictions for Certain Riders -- Investment Allocation Restrictions for the GMIB Max IV, GMIB Max III, GMIB Max II, EDB Max IV, EDB Max III, and EDB Max II Riders" and "Investment Allocation Restrictions for Certain Riders -- Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II."

     In the New York Version prospectus, revisions reflecting applicable restrictions will also be made.

     (c) National Version. In the "Purchase-Allocation of Purchase Payments"
         ----------------
     section on page 20, in the third full paragraph in the left-hand column, expand the disclosure to include GMIB Max IV and EDB Max III riders.

     RESPONSE: The requested disclosure will be added.

     (d) National Version. Please include disclosure where applicable similar to
         ----------------
     what is currently in the New York Version prospectus under "Allocation of Purchase Payments" regarding where required portfolio lineups for specified riders may change and what impact that may have on Contract owners in the future.

     RESPONSE: The following disclosure will be added:

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Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 5

               "In the future, we may change the investment options that are available to you if you select certain riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option."

     (e) New York Version. On page 21 of the National Version prospectus, the
         ----------------
     paragraph describing the impact of rider termination on investment allocation restrictions is captioned "Restrictions on Investment
                                           --------------------------
     Allocations After Rider Terminates." The Staff believes that the
     ----------------------------------
     corresponding disclosure in the New York Version prospectus would benefit substantially from the addition of such a caption.

     RESPONSE: As noted in response to a previous Staff comment to this effect, the New York Version prospectus does not offer the Fixed Account investment option, and therefore the restriction that applies to the National Version, does NOT apply to the New York Version. As such, the referenced caption is not necessary and will not be added to the New York Version prospectus.

     (f)  National Version. On page 21, please revise the disclosure as
          ----------------
          necessary to clarify what potential restrictions apply to what riders and when.

     RESPONSE: The disclosure has been clarified as requested.

     (g)  National and New York Versions. On page 21 of the National Version
          -----------------------------
          prospectus and page 18 of the New York Version prospectus, there are sections captioned "Current Restrictions on Subsequent Purchase Payments. The Staff notes that the restrictions are applicable to Contracts issued as of a date that occurs after the effective date of the registration statement for the corresponding Contracts. Please explain to the Staff how current restrictions affected Contract owners who purchased their contract after such effective date.

     RESPONSE: As noted in clarifying language added to the prospectus in response to Comment 4(f) above, the sub-pay restrictions do not apply to Contracts purchased before the date noted in the prospectus. More generally, Registrants respectfully note that detailed written information regarding subsequent purchase payment restrictions was previously provided to the Staff in separate correspondence addressing a series of Staff questions regarding the nature and operation of such restrictions.

(h)  National Version. On page 18 of the New York Version prospectus, there is
     ----------------
     new language after the subsection on currently imposed subsequent purchase payment restrictions regarding two exceptions to such restrictions. For clarity and if applicable, add the new disclosure to the National Version prospectus.

Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 6

     RESPONSE: The disclosure is already in the National Version prospectus immediately above the referenced subsection.

     (i)  National Version. With regard to the subsection "Current Restrictions
          ----------------
          on Subsequent Purchase Payments" on page 24, please explain to the Staff where in the prospectus initially used to offer the Contracts is disclosure regarding the imposition of restrictions.

     RESPONSE: As noted in the response to Comment 4(g) above, written information regarding purchase payment restrictions was previously provided to the Staff in separate correspondence. This question was among the questions addressed in that correspondence.

5.   LIVING BENEFITS - GUARANTEED MINIMUM INCOME BENEFIT

          (a) New York Version. On page 40, in "Annual Increase Amount Limit,"
              ----------------
          the disclosure is confusing because of apparent use of a repeated phrase. Please revise.

     RESPONSE: A typographical error has been corrected.

          (b) National and New York Versions. In the "Dollar-for-Dollar
              ------------------------------
          Percentage" subsection, there is a paragraph that begins "For certain versions of the GMIB,...." Please identify the specific GMIB rider(s)
          affected. Also, please highlight the sentences that begin "A higher Dollar-for-Dollar Withdrawal Percentage" and Depending on the relative amounts" in the referenced subsection and the following subsection respectively.

     RESPONSE: The requested clarifications have been made and the referenced sentences highlighted.

          (c) National and New York Versions. In the Guaranteed Principal
              ------------------------------
          Option" subsection, there is a sentence that begins "If you only elected a GMIB rider, the investment allocation restrictions described below...." Please add a cross-reference to the specific sections of the prospectus describing such investment allocation restrictions.

     RESPONSE: The requested cross-references have been provided.

6.   DEATH BENEFIT

          (a) National Version. On page 57, in "EDB Max Versions Must Be Elected
              ----------------
          with Corresponding GMIB Max Riders," the Staff questions whether the disclosure should be revised to also note that EDB III and II can only be elected upon election of corresponding GMIB riders.

     RESPONSE: Registrants agree that this would be a useful clarification.

          (b) National Version. The Staff's comment is the same as Comment 5(b).
              ----------------

Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 7

     RESPONSE: Corresponding disclosure revisions have been made.

7.   OTHER INFORMATION - ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS

          In the sentence in the first paragraph that begins with "Marketing allowances are periodic payments " (see, e.g., page 76 of the National Version prospectus), please clarify the meaning of the term "contracts" in the parenthetical that begins "(including the contracts...)."

     RESPONSE: The requested clarification has been made.

8.   APPENDICES (NATIONAL AND NEW YORK VERSIONS)

          (a) In Appendix A, please make sure that when the Statement of Additional Information ("SAI") is referred to, such reference reflects the appropriate date of the SAI.

     RESPONSE: In the National Version prospectus, Appendix A refers readers to page 2 of the prospectus for how to obtain a copy of the SAI. Registrants believe this instruction is clear, and the reference to the SAI date on page 2 remains correct. For the New York Version prospectus, the reference to the SAI is a typographical error, as there are no additional accumulation unit values ("AUVs") in the SAI. Accordingly, the reference to the SAI has been removed from Appendix A of the New York Version prospectus.

     (b) With respect to Appendix A, the Staff requests that the order of Charts 1 and 2 be reversed. In this regard, the Staff believes that the chart with the AUVs with the highest charges should be presented first.

     RESPONSE: The Registrants respectfully decline to make this revision for the following reasons. First, while Item 4.A of Form N-4 and the instructions thereto require AUVs to be presented for all classes of accumulation units, there is no required order in which they must be presented. Registrants do not believe that the format of the AUV table generally lends itself to assessing performance and, accordingly, the current presentation is not confusing or misleading. Second, the printing, formatting, and auditor review costs involved in changing the presentation in this manner would greatly outweigh whatever negligible benefit may be associated with such revision.

     (c) In Appendices D and E, the Staff requests that the Registrants review the disclosure therein to ensure the consistent use of defined terms.

     RESPONSE: To assure consistency with terminology in the prospectus, the Registrants will review the Appendices, but because of the scope of the review will need to make changes, if any, in May 1st, 2013 versions of the prospectuses.

     9. STATEMENT OF ADDITIONAL INFORMATION (NEW YORK VERSION)

Mr. Sonny Oh                                                    (REEDSMITH LOGO)
December 11, 2012
Page 8

     The Staff notes that the SAI that is incorporated into the prospectus is from the Registrant's April 18, 2012 post-effective amendment, and that such SAI does not include Condensed Financial Information. The Staff questions whether the information should be added and a new SAI filed by post-effective amendment.

     RESPONSE: The referenced SAI is not intended to include any Condensed Financial Information, because all AUVs are included in the New York Version prospectus.

10.  PART C (NATIONAL AND NEW YORK VERSIONS)

          For the Exhibits, given that new riders introduce a new feature, please identify the Exhibits that contain new riders and features. Please also consider revising the Exhibits to reflect which riders contain which versions of the new features.

     RESPONSE: Registrants will review the Exhibits accordingly and make appropriate revisions; we note in this regard, however, that the Exhibits as filed include significant detail that the Registrants have recently added in response to numerous Staff comments in this regard. Moreover, Registrants respectfully note that the riders were specifically designed to be able to be used with succeeding versions through changes to the specification pages of the Contract without having to be revised and refiled with state insurance departments.

11.  TANDY REPRESENTATIONS

     Please provide Tandy representations in an EDGAR filing.

     RESPONSE: The Registrants will provide Tandy representations as requested.

                                     * * *

     We appreciate the Staff's time and attention devoted to these filings. Please call the undersigned with any additional comments or questions at 202.414.9208.

Very truly yours,

W. Thomas Conner